775.848.5310
degasperis@comstockmining.com
February 2, 2022

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-9303

Attention: Mr. Craig Arakawa
Mr. Brian McAllister

Re: Comstock Mining, Inc.
Form 10-K for the year ended December 31, 2020
Filed March 10, 2021
Form 10-Q for the quarterly period ended September 30, 2021
Filed November 9, 2021
File No. 001-35200

Gentlemen:

This letter is in response to your comment letter dated December 23, 2021. Your comments are reproduced below in bold italics, followed in each case by the response of Comstock Mining Inc. (the “Company”).

Form 10-Q for the quarterly period ended September 30, 2021

2. Acquisitions and Investments, page 16

1.Your disclosures suggest that you applied the acquisition method of accounting when you acquired Plain Sight Innovations Corporation (PSI). Please tell us how you considered the acquisition of PSI as an asset acquisition rather than a business. In doing so tell us how you considered that substantially all of the gross assets acquired is concentrated in the PSI license agreement. See ASC 805-10-55-3A through 55-5C.
Response:
We concluded that the acquisition of PSI met the definition of a business acquisition, rather than an asset acquisition, under the ASC 805 framework. PSI’s assets were recorded at their fair values, and the difference between the consideration transferred and the fair values of such assets was recorded as goodwill. Our disclosure indicates we acquired 100% of the voting shares of PSI and expensed the acquisition costs, consistent with the accounting for a business combination. Our disclosure also indicates the PSI purchase price consideration was allocated to the net assets acquired, including goodwill, which is also consistent with the accounting for a business combination.

We made our determination to treat the PSI acquisition as a business acquisition based on the guidance in ASC 805-10-55-5D and our assessment of whether or not the set of acquired assets and activities met the definition of a business. A set of acquired assets and activities must have both an input and a substantive process that together significantly contribute to the ability to create outputs to be considered a business. The guidance notes that when the set of assets and activities acquired does not include outputs, it will have both an input and a substantive process only if the set includes employees that form an organized workforce and an input that the workforce could develop or convert into output. Although PSI did not have outputs, it had both inputs in the form of intangible assets and processes in the form of an experienced and developed workforce and infrastructure in place to perform activities related to renewable clean technology, such as research, development and commercialization, with an emphasis on the extraction and valorization of natural resources. Prior to the acquisition, PSI was a self-operating business and was run as a stand-alone business with a workforce that had the necessary skills and experience to provide the necessary processes capable of being applied to inputs to create outputs.

Substantially all of the gross assets acquired were not concentrated in the PSI license agreement. More than 90% of the gross assets acquired were comprised of PSI-developed technology. In addition to goodwill, we recorded the fair value of three intangible assets in the PSI acquisition, including a research agreement with Virginia Polytechnic Institute and State University, a license agreement with American Science Technology Corporation, and internally developed technology, which is comprised of patented proprietary process technologies that convert woody feedstocks into cellulosic ethanol and a number of co-products used in the production of bio-fuels, bio-graphite and bio-plastics. As of the acquisition date, PSI operated a pre-commercial pilot cellulosic fuel facility based on its technologies and was in the process of scaling up that production.
2.We note that you reported the acquisition of PSI in a Form 8-K filed on September 7, 2021 however you did not include separate financial statements for this acquisition. Please provide an analysis that supports your conclusion that separate financial statements were not required under Rule 8-04 of Regulation S-X.

Response:

We considered the guidance in Rule 8-04, which applies Rule 3-05, to determine whether PSI met the definition of a significant subsidiary. Rule 3-05(b)(2) uses the investment, asset and income tests in Rule 1-02(w) to determine the periods for which financial statements of acquired businesses are to be filed. We determined none of the following conditions exceeded 20% with respect to the PSI acquisition, and accordingly, that financial statements were not required. The significant subsidiary tests for the PSI acquisition are detailed below:
Investment test — We compared the fair value of consideration transferred and the aggregate worldwide market value of our common equity (determined as the average of the last five trading days of August 2021, which was the most recently completed month ending prior to the September 7, 2021, agreement date of the acquisition) and determined the PSI acquisition was 9.9% of our total market capitalization at that time.

Asset test — We compared PSI’s total assets as of the date of acquisition, to our total assets as of December 31, 2020 and determined PSI was approximately 16% of our total assets as of December 31, 2020. PSI was incorporated on March 1, 2021, and had assets of $nil as of December 31, 2020.

Income test — The income test consists of an income component and a revenue component. Since PSI did not have material revenue prior to the acquisition, we evaluated the income component only. We compared our share of PSI’s pretax income or loss from continuing operations as reflected in their most recent annual pre-acquisition financial statements to our loss from continuing operations for the same period and determined PSI was 0% of our net loss. Because PSI was incorporated in March 2021, it did not have income in the year prior to acquisition.

3.We note your pro forma information related to the MANA acquisition reflects revenues
commensurate with the historical revenue generated by MANA from the acquisition         date through September 30, 2021. Please revise your pro forma information to reflect the combined results of operations for the nine months ended September 30, 2021 as if the acquisition had occurred as of the beginning of the period presented. Refer to ASC 80510-50-2(h).

Response:

The disclosure will be updated to present combined revenue and net loss in our annual 10-K filing. Please note that MANA was incorporated February 16, 2021 and there is no substantive difference in the combined results of operations reported in the Form 10-Q and the combined results of operations for the nine months ended September 30, 2021.

4.We refer you to page 19 and the disclosures for equity method investments under this heading. Please revise your disclosures to include the summarized financial information required by Rule 8-03(b)(3) of Regulation S-X and ASC 323-10-50-3c or tell us why this guidance does not apply to you.

Response:

Under Rule 8-03(b)(3) of Regulation S-X, we assessed the individual significance of each equity method investment to determine if any constituted 20% or more of our consolidated assets, equity or income from continuing operations as of September 30, 2021. Our equity method investments are accounted for on a one quarter lag, and the assets and income amounts used for the investee were as of June 30, 2021. The individual significance evaluations for each equity method investment are detailed in Exhibit A.

We concluded none of our equity method investments exceeded the 20% threshold on an individual basis.

Under ASC 323-10-50-3c, we assessed the aggregate significance of our equity method investments to determine if the total constituted 50% or more of our consolidated assets, equity or income from continuing operations as of September 30, 2021 (based on Rule 3-05(b)(2)(iv) of Regulation S-X).

We concluded the aggregate significance of our equity method investments did not exceed the 50% threshold and accordingly, additional disclosures were not required.

5. Assets Held for Sale, page 23

5.We note the Silver Spring properties in the amount of $6,328,338 continue to be classified as a current asset and held-for-sale after being classified as such on September 26, 2019 when you originally entered into an agreement with Sierra Springs Enterprises, Inc. Please tell us how you determined that this asset group continues to meet the criteria to be classified as current and as assets held-for-sale for this length of time. See ASC 360-1045-9 and paragraph 45-11.

Response:

We first entered into agreements with Sierra Springs Enterprises, Inc. in September 2019. We have amended the purchase and sale agreements with Sierra Springs Enterprises, Inc., on multiple occasions to extend the latest date of the closing on the sale of the Silver Springs properties. The most recent amendments extended the date of sale to June 30, 2022, and management is committed to sell the assets and expects them to be sold during this contract period. We believe we meet the exception under ASC 360-10-45-11(c) where events or circumstances beyond our control have delayed the sale beyond one year. Circumstances previously considered unlikely arose, in part due to COVID-related delays, with the buyer and the Company taking the actions necessary to respond by extending the closing date. We believe the price continues to be reasonable and the properties continue to meet the six criteria required to be met to be classified as assets held for sale under ASC 360-10-45-9 and, accordingly, are properly classified as assets held for sale.

6. Item 2. Managements Discussion and Analysis of Financial Condition and Results of Operations, page 46

Item 303(c) of Regulation S-K requires the inclusion of a discussion of the material changes in the items specifically in paragraph (b) of Item 303 to enable readers to assess material changes in your financial condition and results of operations. Given that you have 3 reportable segments, please add a discussion of the relevant reportable segment information necessary to understand changes in the significant components of your revenues and expenses.

Response:

The Natural Resource Renewal segment was first presented in our Form 10-Q for the quarterly period ended June 30, 2021, after the acquisition of Renewable Process Solutions Inc. (“RPS”), and consists of remediation, recycling and materials development operations, and related assets, including investments in and loans to MCU, MCU-P, LINICO, GenMat and RPS. There are no comparative results for this segment because substantially all of these investments and subsidiaries were acquired within the second and third quarter of 2021. After the RPS acquisition, the Company began managing this segment independently from the mining and real estate segments. Based on our judgment, we provided descriptions of material changes in our financial condition and results of operations from this and the real estate and mining segments in the comparative financial information and liquidity and capital resources sections.

As the new subsidiaries and investments are integrated into the business and management begins to receive more information and review the results of the Natural Resource Renewal segment, it will include disclosures allowing investors to view this segment from management’s perspective. Activities related to Natural Resource Renewal as of September 30, 2021, were primarily comprised of the previously disclosed engineering services revenue and costs and increase in labor costs related to employees from 2021 acquisitions. Results of operations for the real estate and mining segment are more detailed as these segments have been in existence for some time and have comparative information.

7. Comparative Financial Information, page 51

We note you are reporting negative costs related to your mining and mining claims line item in your statement of operations for both the three and nine month periods ending September 30, 2021 and 2020. You also attribute changes in this line item at pages 52 and 53 to reimbursements of an accelerated payment made to Northern Comstock LLC. Based on disclosures at page 63 of your Form 10-K, we understand that the $812,500 accelerated payment was a one-time acceleration of required capital contributions to Northern Comstock based on an underlying operating agreement. Considering the nature of the accelerated payment, please clarify your accounting for the $812,500 payment and the related reimbursements providing details sufficient to understand the types of costs that you incur and are being reimbursed for under the operating agreement and when the costs and related reimbursements are recognized in your statements of operations.

Response:

Pursuant to the terms of the Amended and Restated Membership Interest Purchase Agreement, as amended and restated as of March 20, 2020 (the “Purchase Agreement”) for the sale of Comstock Mining LLC, Tonogold Resources, Inc. (“Tonogold”) agreed to reimburse us for all costs associated with Comstock Mining LLC and capital contributions and other expenses related to Northern Comstock LLC.

We invoice Tonogold monthly for all payments made in connection with Northern Comstock LLC and other amounts Tonogold agreed to reimburse the Company under the terms of the

Purchase Agreement. We have consistently recognized a reduction in the related expenses that are reimbursed at the time the payments are probable, typically when we receive the payments. Because we have no additional obligations related to the reimbursements, they are immediately recognized in the Company’s income statement as an offset against such accrued expenses.

Under the Northern Comstock Limited Liability Company Operating Agreement, dated as of October 19, 2010, as amended on August 27, 2015 (the “Agreement”), we agreed to make monthly cash capital contribution payments of $30,000 and an annual capital contribution in the amount of $482,500 in stock or cash in August of each year through September 1, 2027. At inception, we calculated the total payments over the term of the Agreement and are amortizing them on a straight-line basis. For each payment made, we recognize the straight line amortization as an expense.

Under the Agreement, a one-time acceleration of required capital contributions is required when we receive net cash proceeds from sources other than operations that exceed $6,250,000. On March 4, 2021, we made a one-time accelerated capital contribution payment of $812,500 as a result of the net proceeds received from the sale of our common stock in March 2021. Tonogold was required to reimburse the entire accelerated payment which was greater than the straight line amortization for the period resulting in a credit balance in the related mining expense.

We acknowledge that the Company is responsible for the accuracy of its disclosures, that the Commission is not foreclosed from taking action with respect to its filing and that the Company may not use the staff comments as a defense in any proceeding.

Please contact me if you need any additional information.

Sincerely,

/s/ Corrado DeGasperis

Corrado DeGasperis
Executive Chairman and Chief Executive Officer

Exhibit A

Asset Test

		September 30, 2021		June 30, 2021
	Date of investment	Investment	Ownership %	Total Assets	Company's Portion of Assets	% of Company Assets
LP Biosciences LLC	7/23/2021	$4,256,016	50.00%	$1,635,372	$817,686	0.76%
Quantum Generative Materials LLC	6/24/2021	13,571,659	37.50%	-	-	0.00%
LINICO Corporation	2/15/2021	5,869,421	48.78%	5,898,308	2,877,194	2.68%
Mercury Clean Up, LLC	12/4/2020	1,989,149	25.00%	1,626,201	406,550	0.38%
MCU Philippines, Inc	12/4/2020	499,427	50.00%	1,942,284	971,142	0.90%
Pelen Limited Liability Company	4/24/2020	578,608	25.00%	1,142,432	285,608	0.27%
Total equity method investments		$26,764,280		$12,244,597	$5,358,181	4.99%
Company Assets		$107,402,544

Equity Test

		September 30, 2021
	Date of investment	Investment	Ownership %	% of Company Equity
LP Biosciences LLC	7/23/2021	$4,256,016	50.00%	4.35%
Quantum Generative Materials LLC	6/24/2021	13,571,659	37.50%	13.87%
LINICO Corporation	2/15/2021	5,869,421	48.78%	6.00%
Mercury Clean Up, LLC	12/4/2020	1,989,149	25.00%	2.03%
MCU Philippines, Inc	12/4/2020	499,427	50.00%	0.51%
Pelen Limited Liability Company	4/24/2020	578,608	25.00%	0.59%
Total equity method investments		$26,764,280		27.36%
Company Equity		$97,832,544

Income Test

		September 30, 2021		June 30, 2021
	Date of investment	Investment	Ownership %	Investee Income or Loss	Company’s Portion of Income or Loss	% of Company Loss
LP Biosciences LLC	7/23/2021	$4,256,016	50.00%	-	-	0.00%
Quantum Generative Materials LLC	6/24/2021	13,571,659	37.50%	-	-	0.00%
LINICO Corporation	2/15/2021	5,869,421	48.78%	(878,030)	(428,303)	9.32%
Mercury Clean Up, LLC	12/4/2020	1,989,149	25.00%	(89,904)	(22,476)	0.49%
MCU Philippines, Inc	12/4/2020	499,427	50.00%	(24,360)	(12,180)	0.27%
Pelen Limited Liability Company	4/24/2020	578,608	25.00%	(50,969)	(12,742)	0.28%
Total equity method investments		$26,764,280		($1,043,263)	($475,701)	10.35%
Company loss from continuing operations		($4,595,371)